UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition dated September 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 17, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 17, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For immediate release

17 September 2008

Barclays announces agreement to acquire Lehman Brothers

North American investment banking and capital markets businesses

The Board of Barclays announces that Barclays has agreed, subject to US Court and relevant regulatory approvals, to acquire Lehman Brothers North American investment banking and capital markets operations and supporting infrastructure.  The transaction will create a premier integrated global bulge bracket investment banking company with a leading presence in all major markets and across all major lines of business including: equity capital markets, debt capital markets, mergers and acquisitions, commodities trading and foreign exchange.

Barclays will acquire trading assets with a current estimated value of £40bn (US$72bn) and trading liabilities with a current estimated value of £38bn (US$68bn) for a cash consideration of £0.14bn (US$0.25bn).  Barclays will also acquire the New York headquarters of Lehman Brothers as well as its two data centres at close to their current market value.

In response to this opportunity, certain Barclays shareholders have expressed support for the transaction and interest in increasing their shareholdings in Barclays. The Board of Barclays expects these discussions to lead to a subscription of at least £0.6bn (US$1bn) of additional equity.  The proposed transaction with Lehman Brothers and the additional equity would result in an enhancement of Barclays earnings and capital ratios.

Commenting on this announcement, John Varley, Barclays Group Chief Executive, said:

"The proposed acquisition of Lehman Brothers North American investment banking and capital market operations accelerates the execution of our strategy of diversification by geography and business in pursuit of profitable growth on behalf of our shareholders, in particular increasing the percentage of Barclays earnings sourced in North America.  This transaction delivers the strategic benefits of a combination with Lehman Brothers core franchise, whilst meeting Barclays strict financial criteria, and strengthening our capital ratios."

Robert E Diamond Jr, Barclays President, said:

"This is a once in a lifetime opportunity for Barclays. We will now have the best team and most productive culture across the world's major financial markets, backed by the resources of an integrated universal bank. We welcome the opportunity to add Lehman's people and capabilities to the Barclays team."

Herbert H McDade III, Lehman Brothers Chief Operating Officer, said:

"Lehman Brothers strength has always been our client franchise.  With this transaction, we have the opportunity to continue the growth and development of our US investment banking and capital market franchises with one of the leading financial institutions in the world.   Together with Barclays, these businesses will be a part of a global financial services powerhouse delivering a comprehensive suite of products and services to our clients."

1. Transaction Structure

The Lehman Brothers operations to be acquired in the transaction (the 'Acquisition') have approximately 10,000 employees, trading assets currently estimated to have a value of £40bn (US$72bn), and liabilities currently estimated to have a value of £38bn (US$68bn). The Lehman Brothers operations include Lehman Brothers North American fixed income and equities sales, trading and research and investment banking businesses (the 'Lehman Brothers businesses'). Lehman Brothers will receive £0.14bn (US$0.25bn) in cash as consideration for the Lehman Brothers businesses.

Barclays has also agreed to acquire Lehman Brothers New York Head Office at 745 Seventh Avenue and two data centres in New Jersey for close to their current market value, estimated at £0.8bn (US$1.5bn). The combined consideration totals some £1.0bn (US$1.75bn).

The Acquisition is subject to a number of conditions including the approval of the United States Bankruptcy Court for the Southern District of New York.  Lehman Brothers is filing an emergency motion with the Bankruptcy Court to seek a hearing to obtain approval for the Acquisition. The Acquisition is also subject to certain usual conditions including receipt of necessary regulatory approvals and US antitrust clearances.  The agreement for the Acquisition may be terminated if it is not completed by 24 September 2008.

2. Transaction Benefits

The Acquisition will combine two strong client franchises and product offerings, with the potential to create significant value for Barclays shareholders.  The Lehman Brothers businesses are a highly complementary fit for Barclays investment banking business, Barclays Capital.  The combined business will be a premier global investment bank with an increased presence in the US and an enhanced product offering.  Among other benefits, the combination of the two businesses will:

  confirm Barclays Capital as a leading debt capital markets house globally;

  have a top 3 position in the US capital markets, the largest in the world;

  extend Barclays Capital's range of investment banking products, with the addition of Lehman Brothers strong US M&A and equity capital markets franchises; and

  strengthen Barclays Capital's hedge fund franchise through the addition of prime brokerage and cash equity capabilities.

The Acquisition will result in the proportion of Barclays revenues derived from the US rising significantly.  Given the strong cultural fit, Barclays intends to achieve a rapid integration so as to minimise disruption to employees, clients and counterparties.

3. Barclays Current Trading

Barclays has traded satisfactorily in July and August. The monthly run rate for the Group's profit before tax in these months was slightly lower than the average for the first half of the year, reflecting usual seasonality.  All businesses were profitable.

4. Employees and Management

Barclays believes the Lehman Brothers businesses have an excellent team of people whose skills, capabilities and culture provide a good fit with Barclays and its clients.  Barclays looks forward to welcoming them to our team and working together to deliver the combination's full potential.

The acquired businesses will be merged into Barclays Capital, which forms part of Barclays Investment Banking and Investment Management of which Robert E Diamond Jr, is Chief Executive.

5. Share Issue

Further details of the expected issue of new shares in connection with the Acquisition will be published in due course.

6. Advisers

Barclays Capital, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch and JPMorgan Cazenove Limited are acting as financial advisers to Barclays.  Credit Suisse Securities (Europe) Limited and JPMorgan Cazenove Limited are joint corporate brokers to Barclays.  Clifford Chance LLP and Cleary Gottlieb Steen & Hamilton LLP are acting as legal advisers to Barclays.

7. Analyst and Investor conference call

A conference call for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive and Robert E Diamond Jr, Barclays President. The call will commence at 12.00pm (BST) 17 September 2008.

To access the live conference call please dial 0845 401 9092 (UK callers) or +44 20 3023 4419 (all other locations). Access code: "Barclays Announcement". A live webcast of the conference call will also be available at www.barclays.com/investorrelations.

A replay of the conference call and webcast will be available after the event. Access will be available via the Barclays investor relations website at the above address.

For further information please contact:

Investor Relations                                                         Media Relations

Mark Merson                                                               Leigh Bruce

+44 (0) 20 7116 5752                                                 +44 (0) 7826 910292 / +44 (0) 20 7773 7371

John McIvor                                                                Simon Eaton

+44 (0) 20 7116 2929                                                 +44 (0) 7917 068479 / +44 (0)20 3134 2111

                                                                                    Peter Truell

                                                                                    +1 212 412 7576 / +1 917 826 8636

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Barclays PLC and Barclays Bank PLC and for no one else as joint financial adviser in connection with the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of Barclays Capital nor for advice in connection with the Acquisition or the contents of this announcement or any other matters referred to in this announcement.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Acquisition, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Credit Suisse nor for providing advice to any other person in relation to the Acquisition or any other matter referred to herein.

Deutsche Bank AG, London branch, is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG, London branch, is acting as joint financial advisor for Barclays Bank PLC and Barclays PLC and no one else in connection with the Acquisition and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to the clients of Deutsche Bank AG, London branch, or for providing advice in connection with the Acquisition or any other matter referred to herein.

JPMorgan Cazenove Limited ("JPMC"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial advisor and joint corporate broker to Barclays Bank PLC and Barclays PLC and no-one else in connection with the Acquisition, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of JPMC nor for providing advice to any other person in relation to the Acquisition or any other matter herein.

Information on Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 147,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com .

Other information

The exchange rate used in this announcement is US$1.7935:ÃƒÂ‚Ã‚£1.00 as published in the Financial Times on 16 September 2008. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, or those of the enlarged group, will necessarily match or exceed the historical published earnings per Barclays share.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding consummation of the proposed acquisition of the Lehman Brothers businesses by Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the proposed acquisition of certain of the Lehman Brothers businesses by Barclays, including the achievement of synergy targets, Barclays future financial position, income growth, impairment charges, business strategy, projected costs, estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the enlarged group's future financial and operating results, future financial position, projected costs, estimates of capital expenditure, and plans and objectives for future operations of Barclays and the enlarged group and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Important information

The distribution of this announcement to persons not resident in the United States and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

Neither the content of Barclays website nor any website hyperlinks on such website are incorporated in, or form part of, this announcement.